Avino Silver & Gold Mines Ltd.
Suite 400 - 455 Granville Street
Vancouver, BC V6C 1T1
Ph: (604) 682-3701
Fax: (604) 682-3600
 www.avino.com, shares@avino.com

April 7, 2006                                                                                                                                                                                                                                                           TSX-V Trading symbol: ASM
 U.S. OTC BB symbol: ASGMF
Berlin & Frankfurt GV6

Avino Releases Wardrop Engineering Inc.’s
Technical Report: Tailings Retreatment Process Options

Avino Silver and Gold Mines Ltd. (the “Company”) is pleased to announce that Wardrop Engineering Inc. (“Wardrop”) has completed the study on Tailings Retreatment Process Options for the Avino Tailings Project in Durango, Mexico.

The study concluded the oxide tailing is amenable to cyanidation with agglomerated heap leach as the method of choice followed by Merrill Crowe precipitation of the silver and gold. The sulphide tailings would require sampling and further metallurgical testwork before a proper assessment can be made.

The preliminary evaluation of the oxide tailings suggested the capital cost for a 500,000 ton per year, 4 year operation is US$16.2 million and the cost to operate per ton of tailings is US$8.64. Capital costs for a plant twice the size and half the life was US$22.7million. The internal rate of return and the net present value favoured the 4 year operation.

A summary of the implied values, capital cost, operating cost and estimated net revenue for the oxide tailings with a 4 year operating life is presented below:

Avino Silver and Gold
Implied Values contained in 2 Mt Oxide Tailings with 95.5 g/t silver, 0,53 g/t gold grade and based on a recovery of 73% for silver and 78.9% for gold	US $47.3 million
Capital Cost for 500,000 tonne per annum agglomeration/heap leach operation	US $16.2 million
Estimated operating cost per tonne of tailings treated (stripping costs not included)	US $8.64
Estimated Net Revenue using $8.00 per ounce Silver and $500 per ounce Gold	$31,423,182

The capital cost estimate includes a 25% contingency and it is based on new equipment. A reduction in capital cost can be accomplished with good used equipment.

This disclosure of the implied values is preliminary in nature and includes inferred mineral resources that are considered to be too speculative geologically to have the economic considerations applied to them that would enable them to be categorised as mineral reserves, and that there is no certainty that the preliminary assessment will be realised.

The heap leach process design in the study was based on a column test performed at PRA from a composite of samples from the lower and middle bench. These samples were collected and documented in the October 2005 report entitled “A Tailings Resource” by Minestart Management Inc. for whom the qualified person was Bryan Slim, MBA, P. Eng. Recovery of silver and gold from the column test was 73% and 78.9% respectively after 81 days

Mr. Rick Alexander P. Eng., an independent qualified person as defined by NI-43-101 has prepared the capital cost estimate and co-ordinated Wardrop’s work on the Avino Tailings Project.

The full report can be found on the Company’s website at www.avino.com.

Avino, founded in 1968, has established a long record of mining and exploration. The Company’s focus the acquisition and exploration of top silver prospects throughout North America. Avino remains well funded with low debt.

On Behalf of the Board

“David Wolfin”

David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.